Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings:	($ in millions)
Income (loss) from continuing operations before taxes(1)	$(34.2)	$6.7	$162.7	$250.0	$225.2
Add (deduct):
Earnings of non-consolidated affiliates	(1.7)	(1.7)	(1.7)	(2.8)	(3.0)
Distributions from affiliated companies	—	—	—	1.5	1.3
Amortization of capitalized interest	3.7	2.2	2.2	2.1	1.6
Capitalized interest	(1.9)	(1.1)	(0.2)	(1.1)	(7.4)
Fixed charges as described below	225.6	123.1	67.5	62.0	54.0
Total	$191.5	$129.2	$230.5	$311.7	$271.7

Fixed charges:
Interest expensed and capitalized	$193.8	$98.1	$44.0	$39.7	$33.8
Estimated interest factor in rent expense(2)	31.8	25.0	23.5	22.3	20.2
Total	$225.6	$123.1	$67.5	$62.0	$54.0

Ratio of earnings to fixed charges(3)	0.8	1.0	3.4	5.0	5.0

(1)
For the year ended December 31, 2016, income (loss) from continuing operations before taxes included $76.6 million of non-cash asset impairment restructuring charges associated with permanently closing the Henderson, NV chlor alkali plant and reconfiguring the facility to manufacture bleach and distribute caustic soda and hydrochloric acid.

(2)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.

(3)
The ratio coverage during the year ended December 31, 2016 was less than 1:1. We would have needed to generate additional earnings of $34.1 million to achieve a coverage of 1:1 during the year ended December 31, 2016.